AMENDMENT NO. 2
TO
INVESTMENT SUBADVISORY AGREEMENT

AMENDMENT  NO. 2 made as of the 1st day of October, 2011, (the Effective Date) to the Investment Subadvisory Agreement made as of the 1st day of August 2006, as amended, between USAA INVESTMENT MANAGEMENT COMPANY, a corporation organized under the laws of the state of Delaware and having its principal place of business in San Antonio, Texas (IMCO) and Quantitative Management Associates, LLC, a limited liability company organized under the laws of the state of New Jersey and having its principal place of business in Newark, New Jersey (QMA) with respect to services provided to the First Start Growth Fund, a series of USAA Mutual Funds Trust.

IMCO and QMA agree to modify and amend the Investment Subadvisory Agreement described above (Agreement) as follows:

1. NEW FUND. IMCO hereby appoints QMA as an investment subadviser of the USAA First Start Growth Fund on the terms and conditions set forth in the Agreement.

2. SCHEDULE A. Schedule A to the Agreement, setting forth the Funds of the Trust for which QMA is appointed as an investment subadviser, is hereby replaced in its entirety by Schedule A (revised 10/1/11) attached hereto.

3. SCHEDULE B. Schedule B to the Agreement, setting forth the fees payable to QMA with respect to each Fund, is hereby replaced in its entirety by Schedule B (revised 10/1/11) attached hereto.

4. RATIFICATION. Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, IMCO and QMA have caused this Amendment No. 2 to be executed as of the date first set forth above.

Attest:	USAA INVESTMENT MANAGEMENT COMPANY
By: /S/ CHRISTOPHER P. LAIA	By: /S/ DANIEL S. MCNAMARA
Name: Christopher P. Laia	Name: Daniel S. McNamara
Title: Secretary	Title: President

Name:
Title: Authorized Signatory

Attest:	Quantitative Management Associates, LLC
By:	By:
Name:	Name:
Title:	Title:

SCHEDULE A

Fund	Effective Date
Cornerstone Strategy Fund	July 9, 2007
Global Opportunities Fund	July 31, 2008
First Start Growth Fund	October 1, 2011

SCHEDULE B
FEES

Fund	Account Rate per annum of the average daily net assets of the Fund Account
Cornerstone Strategy Fund	0.25%
Global Opportunities Fund	0.25%*
First Start Growth Fund	For assets below $250 million - 0.20% For assets above $250 million 0.15%**

* QMA agrees that it will not seek to increase this fee rate during the three-year period ending July 30, 2012 (the Three-Year Lock). This Three-Year Lock does not limit the rights of a Fund’s shareholders, a Fund’s Board, or IMCO as set forth in Section 6 of the Agreement (“Duration and Termination of this Agreement”).

** QMA agrees that it will not seek to increase this fee rate during the three-year period ending October 1, 2014 (the Three-Year Lock). This Three-Year Lock does not limit the rights of a Fund’s shareholders, a Fund’s Board, or IMCO as set forth in Section 6 of the Agreement (“Duration and Termination of this Agreement”).

Revised:  October 1, 2011